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David L. Adams
Sr VP Finance & CFO
Phone: (514)335-4035
Fax: (514)956-4405
Email: DavidL_Adams@srtelecom.com

November 10, 2005

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.
20549
USA

Dear Mr. Spirgel,

Re:	SR Telecom Inc. Form 20F for the Fiscal Year Ended December 31, 2004 Filed May 2, 2005
Form 6K dated July 30, 2004 Filed August 2, 2004 File No. 000-50378

Thank you for your letter of October 21, 2005 with respect to our business dealings with Sudan.

As we previously discussed in our letter to you of October 13, 2005, SR Telecom's only commercial relationship in Sudan since 2003 has been with Sudatel, the largest telecommunications service provider in the country.

The contract that we were executing in 2003 and 2004 was a rural access program in the areas surrounding Khartoum, served by our SR 500 product line, which was produced in Canada. That contract has been concluded and our revenues relating to Sudan in 2005 have not been material, at approximately 1% of consolidated revenue to date. In 2004, our revenues relating to Sudan were approximately Cdn.$2.4 million or 2% of our consolidated revenues and in 2003, our revenues relating to Sudan were approximately Cdn. $10.0 million or 8% of our consolidated revenues. We do not expect to have a material exposure to Sudatel in the near future, nor do we consider those contracts to be a material investment risk for our security holders.

We are still not aware of any current material holdings in our securities by any state pension funds or other similar entities that would be affected by the referenced legislation.

That all being said, we would propose adding language to the following effect to the risk factors contained in Item 3 of our next Annual Report on Form 20-F, as well as our recently filed F-1, under "We are subject to the risks of doing business in developing countries":

From time to time, we have made sales to Sudan, a country currently subject to embargoes and trade restrictions under U.S. law. Our contact with and transaction of business in Sudan may have a material adverse effect on the valuation of our stock. Further, certain U.S. states have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our shares.

We trust that this will be satisfactory for your purposes but should you have any questions or comments regarding our response, please do not hesitate to contact us directly.

Yours very truly,

/s/ David L. Adams

David L. Adams
Senior Vice-President Finance & CFO